EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-159830) pertaining to the 2017 Anthem Incentive Compensation Plan and the Anthem Incentive Compensation Plan (formerly, the 2006 WellPoint Incentive Compensation Plan) of Anthem, Inc. of our reports dated February 22, 2017 with respect to the consolidated financial statements and schedule of Anthem, Inc. and the effectiveness of internal control over financial reporting of Anthem, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2016, for an amendment to the Registration Statement to reflect that the Common Stock available for issuance under the Registration Statement will no longer be issued under the 2006 Incentive Plan and may instead be issued under the 2017 Incentive Plan.

/s/ Ernst & Young LLP

Indianapolis, Indiana

May 23, 2017